EXHIBIT 12

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended
	3/31/02	3/31/01
Earnings
Earnings (loss) before income tax expense (benefit)	6,914	(7,966)
Add:
Interest on advances and other borrowings	5,547	18,054
Interest component of rental expense	533	545

Earnings before fixed charges excluding interest on customer deposits	12,994	10,633
Interest on customer deposits	15,002	43,921

Earnings before fixed charges	27,996	54,554

Fixed Charges
Interest on advances and other borrowings	5,547	18,054
Interest component of rental expense	533	545

Fixed charges excluding interest on customer deposits	6,080	18,599
Interest on customer deposits	15,002	43,921

Total fixed charges	21,082	62,520

Ratio of earnings to fixed charges including interest on customer deposits	1.33	0.87
Ratio of earnings to fixed charges excluding interest on customer deposits	2.14	0.57